MeVero
Life 2.0

# Turning Your Passion to Livelihood will Never be so Easy


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## INVESTOR PITCH DECK

The age old saying goes :

**Do the work you love,**
& you will never work a day in your life!

-Marc Anthony



Hi!

# Meet BEN

20 yrs old

He’s a really great student



But

His **True Passion**

**Photography**


What one **loves** to do
PASSION
What one **is good** at

Several factors
# **prevent him from pursuing his passion...**

**Financial** Pressure

$$$

**Family** Expectations

**Ignorance** about opportunities

**Peer** Pressure

**Trends**



**84%**

Do not get to follow their passion into a career

***Source : Study by Pitman Training and Censuswide***

# ...which may push him on a path of regret

Lack of meaning & purpose

Career Unhappiness

Poor academic performance

Bad work performance

Stress and Depression



**Only 15%**

Out of 1 Billion full-time workers feel engaged with their work

***Source : Global Poll by Gallup***

We live in a world where
**self-education to follow your passion is now a possibility...**

**The tools** required to find and follow your passion already **exist...**

| INSPIRATION | LEARNING | GUIDANCE | EXPERIENCE |
|---|---|---|---|
| Websites | Online Courses | Career Guidance | Gigs |
|  SURVEY |  |  |  |
| Pinterest, Behance | coursera, Udemy | Brain Checker, ThinkX | Upwork, Hubstaff Talent |
| Documentaries | Talks & Seminar | Lifecoach | Internships |
|  NETWORK<br>Dreams of a Life<br>ATARI: GAME OVER |  |  |  |
| NETFLIX, prime video | YouTube, TEDx | Tracey Ward, Tony Robbins | Internshala, Letsintern.com |

INSPIRATION | LEARNING | GUIDANCE | EXPERIENCE

Websites | Online Courses | Career Guidance | Gigs

…BUT
**These tools aren't organised**

! **Fragmented** solutions

! Hassle of **managing multiple platforms**

! Multiple **subscription costs**

**This makes it hard**
to pursue your passion consistently!

# MEVERO
Powering Your Life 2.0

Empowering people to **pursue & grow** their **true passions and turn it into Livelihood**






MeVero
PASSION ECOSYSTEM
Intelligently Curated
KNOWLEDGE RESOURCES
Expert
GUIDANCE
Community of Inspiring
PASSION-MATES





# Long Term Vision

MeVero will Create a Passion Economy to Enable People to Transform their Passion to Livelihood by Following these 5 Modules

## Learning

- ✓ Learn to Overcome Barriers – Content gallery.
- ✓ Learn from Curated and personalized knowledge.
- ✓ Learn from peers following similar passion.

## Coaching

- ✓ Coaching from Life Coaches.
- ✓ Coaching from Mentors and Subject Matter Experts.
- ✓ Coaching from Passion Influencers.

## Working

- ✓ Activity space to collaborate with peers.
- ✓ Activity space to collaborate with mentors.

## Earning

- ✓ Digital marketplace for Products & Services.
- ✓ Passion Scouts to identify and recruit talent based on passion.
- ✓ Self-serve platform to host Webinars, Live Shows.
- ✓ Career Services for students and first jobbers based on their passion.

## Funding

- ✓ Digital Funding Network to fund passion projects.
- ✓ Crowdfunded Project Financing.
- ✓ Peer to Peer Lending platform.
- ✓ Equity Crowdfunding.
- ✓ Assistance in forming companies and registering the same.

# Mevero defines passion categories of 3 levels for all users...


MeVero
Life 2.0
GET STARTED


LEVEL 1
LEVEL 2
LEVEL 3
Personality Type
General passion category
Specific passion category
Action Oriented
Photography
Wildlife Photography

Determines
**User's Passion**

# ...and **creates a passion ecosystem** for each user


MeVero
PASSION ECOSYSTEM
KNOWLEDGE RESOURCES
GUIDANCE
PASSION MATES


MeVero
Life 2.0
GET STARTED

Determines
**User's Passion**

Creates
**A Passion Ecosystem**

# **Providing Informative**
# Resources And Opportunities

Offering a huge base of **intelligently curated & personalised knowledge** in ones area of passion



EVENTS
E-BOOKS
AUDIO
VIDEOS
ARTICLES

# **Offering Courses & Programs**
Across Diverse Passions

Offering a variety of courses and programs relevant to ones passion.

**Powered by**

Udemy kadenze



Courses
Programs
Search by keyword
Design Thinking + Entrep...
Davis Jones , Eazl (Official)
VIEW
Entrepreneurship Funda...
mProve Solutions
VIEW

Entrepreneurship



Courses
Programs
sing
How To Sing #3 - Learn T...
Roma Waterman
VIEW
How To Sing #2: Increas...
Roma Waterman
VIEW

Music



Courses
Programs
dance
Shuffle Dance Master Cla...
Brian Bee
VIEW
Poi Dancing: The Beginn...
Nick Woolsey
VIEW

Dance

**& more...**

MeVero Life 2.0

# Community of Passion-Mates

Globally connecting
mutually empowering
passion-mates



MeVero Life 2.0

# A Platform To Share Knowledge & Showcase
Work Within Ones Community Of Passion-Mates

## DISCOVER

Personalised feed
related to one's passion


Recommended Life Navigators
Sudhanshu
Sweta
Geethika Agastya
Ambuj Abhishek
18 Aug, 2020
The longer you hide from what you really want, the more you'll suffer. Dead dreams always come back to harm you.
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## CREATE

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the content to be shared


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My Passion Circle
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## SHARE

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with other passion mates


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Device
My Cloud
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Free cloud space: 500.00 MB
Upgrade Plan
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Upload max 10 items
(Only jpeg, png, gif)
Upload Audio/Video
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(Only mp3, mpeg-4)
Camera
Tag Mates

# **Expert guidance through the platform**
# to help navigate through obstacles

Mevero empowers users by providing **verified life coaches** and **career experts**


Name:
Sudhanshu Mishra ICF
- Book an Appointment -
Text chat
FEES: $21/hr ( ₹ 1572 approx)
Audio Call
FEES: $24/hr ( ₹ 1796 approx)

**Choose Your Life Navigator** › **Book An Expert Session**

1 › 2 › 3 › 4

1. Select Navigator
2. Select Your Slot
3. Make Payment
4. Start Session

MeVero Life 2.0

# Master Plan


01
02
03

**Acquire**
Large User Base

**Engage**
Users To Become Their Digital Habit

**Upsell & Cross-Sell**
Different Tools & Services

# **Fully digital & scalable acquisition strategy** leading to a growing user base

ML- Optimised
**Google ads**


MeVero - Find & Follow Your Passion.
MeVero, Inc.
INSTALL

Gamified
**Referral Program**


MEVERO REFERRAL GAME - WIN CASH PRIZES!!!
KNOW MORE
REWARDS
VIEW LEADERBOARD
REFER A FRIEND
Rewards
Know More
Invite Friends
Days Left: 44
My Referral Points: 0

**Low CAC**
4 cents per user

**Highly Scalable Acquisitions**

# **Engaging Campus Ambassadors** to acquire users from college


MeVero
Life 2.0

65

**No. Of Campus Ambassadors**

September 2020

1000

**No. Of Campus Ambassadors**

September 2020

MeVero Life 2.0

# Poised to **expand user-base exponentially**

**146K Users**

**NOW**


1M Users
2021

MeVero Life 2.0

# Generating **revenue through multiple streams**

## Advertisements



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## Service Subscriptions

- **Premium** Subscriptions
- Cloud Storage Subscriptions
- Commission On Life Navigation Session
- Tool Package Subscriptions

**Growing month on month ($)**



4000
2000
July'20
Aug'20

**Projected Growth In Revenue ($)**

| Sep' 20 | Sep' 21 | Sep' 25 |
|---|---|---|
| $8K | $100K | $22M |

MeVero Life 2.0

# Why **Invest** in **Mevero**?

# A large market opportunity

OUR TG


Age Group
18 - 25
220 M
College
Educated
Hello
English
speaking

A large market to tap into!

MeVero Life 2.0

# A Global Company



**146K** TOTAL REGISTRATIONS

**Country wise** registrations

| | | | | | |
|---|---|---|---|---|---|
| 33.05% | INDIA | 58.13% | ROW | 5.26% | USA |
| 1.39% | UK | 1.15% | CANADA | 1.02% | AUSTRALIA |

# **No direct competitor** in the market

**Learning**

TEDx
Udemy
coursera

**Social Media**

LinkedIn
Instagram
facebook
Pinterest
Behance

MeVero
Life 2.0

The **only platform in the market**
that provides **all the services**
in the **pursuit of passion**

**Guidance**

ThinkX
TONY ROBBINS

**Opportunity**

Letsintern.com
INTERNSHALA
internships that matter
Upwork

# Acquisition Metrics

**146K** Total Registrations **368K** Total Downloads



Average App Installs Per Day
482
505
334
2882
3108
3323
7%
Apr
May
June
July
Aug
Sep



Average Cost Per App Install ($)
0.10
0.10
0.09
0.06
0.05
0.04
20%
Apr
May
June
July
Aug
Sep

## Country Wise Registrations



3%
6%
35%
55%
INDIA
ROW
USA
UK
CANADA
AUSTRALIA



Average User Registrations Per Day
146
164
97
348
760
812
7%
Apr
May
June
July
Aug
Sep



Organic Acquisition (%)
2.32
6.49
5.21
23.43
37.29
44.15
18%
Apr
May
June
July
Aug
Sep

## Age Bracket Wise Split Of Registered Users



4%
18%
78%
18 - 25 years
26 - 35 years
36+ years

# Retention Metrics

Average No. Of Visits
By A User Per Month



8%
5.66
12.05
14.12
20.62
22.40
24.18
Apr
May
June
July
Aug
Sep

DAU As A % Of
Registered Users**



10%
3.30
3.74
3.86
15.84
17.52
19.21
Apr
May
June
July
Aug
Sep

Average Time Spent By A User
On App Per Month (mins)



2%
34.75
49.12
64.43
84.14
95.42
97.51
Apr
May
June
July
Aug
Sep

MAU As A % Of
Registered Users**



1%
80.87
90.54
85.55
94.21
96.34
97.08
Apr
May
June
July
Aug
Sep

***For a month % is calculated of 3 months' total registrations including that month*

# Revenue Metrics

**Revenue Break-up for first 12 days of September 2020**


2%
98%
Services
Advertisement

**Projected Growth In Revenue ($)**


$8K
$10K
$12K
Sep' 20
Oct' 20
Nov' 20

Total Revenue for first 12 days of September 2020 - **$3606**

Total Revenue for August 2020 - **$3988**

Total Revenue for July 2020 - **$2019**

# 5 Year Business Projections



CAC [Customer Acquisition Cost] (USD)
2024-25 0.25
2023-24 0.20
2022-23 0.17
2021-22 0.25
2020-21 0.33
0.00 0.10 0.20 0.30 0.40



REVENUE (USD Million)
2024-25 22.02
2023-24 14.86
2022-23 10.63
2021-22 4.39
2020-21 1.57
0.00 10.00 20.00 30.00



EBIDTA (USD Million)
2024-25 13.88
2023-24 9.13
2022-23 6.25
2021-22 0.82
2020-21 -1.22
-5.00 0.00 5.00 10.00 15.00



CLTV [Customer Life Time value] (USD)
2024-25 3.30
2023-24 2.97
2022-23 2.66
2021-22 2.19
2020-21 1.57
0.00 1.00 2.00 3.00 4.00



NUMBER OF USERS (Million)
2024-25 20.00
2023-24 15.00
2022-23 12.00
2021-22 6.00
2020-21 3.00
0.00 5.00 10.00 15.00 20.00 25.00

# MEVERO In The News

**EXPRESS COMPUTER**

MeVero Inc is a digital platform that enables Pursuit of any Passion by offering a social community of people similar passion and personalized curated knowledge in the area.



**INVENTIVA**

Promising a 15 Minute of Happiness in the daily life



MeVero
WELCOME TO THE NEW WORLD ORDER
ONE WHICH IS DRIVEN SIMPLY BY PASSION.
NO POLITICS AND NO ECONOMICS AT ALL.
MeVero is your one-stop-shop for the pursuit of passion. The app brings to the table a wide array of online features like Life Navigation sessions, Online Creative Tool packages, Cloud Storage, Passion buddy Veda, Fireside Messenger and much more. We at MeVero are constantly in pursuit to bring like-minded people together in this world, a global village.

**Education TIMES**

**Global digital platform MeVero that offers nearly 19 groups in various fields …..**



E-LEARNING

**Entrepreneur**

**MeVero Inc, a global digital platform of applications and tools for the effective pursuit of passion conducted a baseline survey with 750 adults from San Francisco, New York, London, Mumbai, and Bengaluru each.**



**Kaushik Banerjee**
*Co-Founder and CEO of MeVero Inc*

May 15, 2020 5 min read

Opinions expressed by *Entrepreneur* contributors are their own.

## APP REVIEWS

**Talion Rayon**
★★★☆☆ 19 May 2020
It's quite good enough for all who are searching their passion..

**MeVero, Inc.** 20 May 2020
Dear Talion, Thank you for the 3-star rating. Your kind words will surely motivate us to make the app more useful and interesting for all users. Regards team MeVero.

**Desiree Baptiste**
★★★★★ 30 April 2020 20
Really liked the concept of the app. It was pretty accurate in finding my passion and it was fun connecting with like minded people. I would recommend checking out their blog discussion page called musings that has a lot of activities to keep you busy during this quarantine period.

**MeVero, Inc.** 30 April 2020
Thank you for the 5-star rating. This will surely motivate us for our future. Regards Team MeVero.

**Gulreen**
★★★★★ 9 July 2020 24
Really like the concept of this app, it helps you to connect with people of same interest and show their work without any algorithm.

**MeVero, Inc.** 10 July 2020
Dear Gulreen, Thank you for your valuable feedback. We will try to keep improving our app to serve our users better. Regards Team MeVero.

Helping People Find Their **Passion**!

# MEET THE TEAM



**Aritra Sarkar | Founder and Chief Philosopher**

http://linkedin.com/in/aritra-sarkar-277a6913

- Writer, philosopher, technologist
- Has written 15 books on the barriers to the pursuit of passions
- He is also a skilled marketer who led his former company's integrated marketing division to national award-winning glory



**Kaushik Banerjee | Co-Founder and CEO**

http://linkedin.com/in/kaushhik-banerjee-7bb4b48b

- Mechanical Engineer and an alumnus of IIM Lucknow
- 26 years of sales & marketing experience across FMCG, Telecom, Media, FMCD and Building Materials
- Set up the digital business for one of India's largest media companies



**Dipankar Ganguly | Co-Founder and CTO**

http://linkedin.com/in/dipankar-ganguly-a2666b4

- 25+ years of global IT experience having served in different technology leadership roles at companies such as iGate, Tata Unisys, etc.
- Has served as the CTO of TORANUMANA, a San Diego-based cryptography and security firm, where he was instrumental in founding one of India's first vernacular audiobook company

MeVero Life 2.0

# Raising $1 Million

2020

Seed Fund

$1 M

TO ACQUIRE

**1 Million**
Users

AND REACH

**$ 100,000**
Monthly
Revenue

## ANTICIPATED USE OF FUNDS



40%
Customer Acquisition
30%
Technology Deployment
30%
Infrastructure and Manpower

MeVero Life 2.0

Kaushik Banerjee
kaushik.banerjee@mevero.com